UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 55201 / January 31, 2007

Admin. Proc. File No. 3-12408

In that Matter of

AIC INTERNATIONAL, INC.

and

MILLENNIUM SPORTS MANAGEMENT, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed with respect to AIC International, Inc. or Millennium Sports Management, Inc., and the Commission has not chosen to review the decision as to either respondent on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of Commission's Rules of Practice, that the initial decision of the administrative law judge [*] has become the final decision of the Commission with respect to AIC International, Inc. and Millennium Sports Management, Inc. The order contained in that decision is hereby declared effective. That order revoked the registrations of each class of securities of AIC International, Inc. and Millennium Sports Management, Inc. pursuant to Section 12(j) of the Securities Exchange Act of 1934.

For the Commission by the Office of the General Counsel, pursuant to delegated authority.

Nancy M. Morris
Secretary

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[*]/ AIC International, Inc., Initial Decision Rel. No. 324 (Dec. 27, 2006), ___ SEC Docket___.

INITIAL DECISION RELEASE NO. 324
ADMINISTRATIVE PROCEEDING
FILE NO. 3-12408

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

In the Matter of	:	
	:	INITIAL DECISION AS TO
AIC INTERNATIONAL, INC.,	:	AIC INTERNATIONAL, INC., AND
MILLENNIUM SPORTS	:	MILLENNIUM SPORTS
MANAGEMENT, INC., and	:	MANAGEMENT, INC.
YANKEE DYNAMO STEEL, INC.	:	December 27, 2006

APPEARANCES: Stephen L. Cohen and Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission.

James P. Jalil and Robert T. Barnard for AIC International, Inc.

Peter B. Bennett for Millennium Sports Management, Inc.

BEFORE: Lillian A. McEwen, Administrative Law Judge.

PROCEDURAL HISTORY

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on September 6, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that AIC International, Inc. (AIC), Millennium Sports Management, Inc. (Millennium), and Yankee Dynamo Steel, Inc. (Yankee Dynamo): (1) have equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act; (2) failed to file required annual and quarterly reports for periods ranging from six to eight years; and thus, (3) failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13.[1]

AIC and Millennium (collectively, "Respondents") submitted their Answers on October 24, 2006, and October 20, 2006, respectively. The Division of Enforcement (Division) was

[1] The registration of Yankee Dynamo's registered securities was revoked by default for its failure to file an Answer or otherwise defend the proceeding. AIC Int'l, Inc., Exchange Act Release No. 54735, 2006 SEC LEXIS 2583 (Nov. 9, 2006).

granted leave to file motions for summary disposition against Respondents on November 9, 2006, which it filed on November 15, 2006, along with a brief in support. AIC filed an opposition on December 8, 2006, and the Division filed its reply brief on December 15, 2006. Millennium did not file an opposition. In its motions and briefs, the Division seeks a ruling that Respondents violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 by failing to file required periodic reports. The Division also requests that I revoke the registrations of Respondents' registered securities.

STANDARDS FOR SUMMARY DISPOSITION

Rule 250(a) of the Commission's Rules of Practice, 17 C.F.R. § 201.250(a), provides that after a respondent has filed an answer and documents have been made available to that respondent for inspection and copying, a party may make a motion for summary disposition of any or all allegations of the OIP with respect to that respondent. The facts of the pleadings of the party against whom the motion is made shall be taken as true, except as modified by stipulations or admissions made by that party, by uncontested affidavits, or by facts officially noted pursuant to Rule 323 of the Commission's Rules of Practice, 17 C.F.R. § 201.323.[2]

A decision to grant or deny the motion, or defer decision on the motion, must be made promptly. 17 C.F.R. § 201.250(b). A motion for summary disposition may be granted if there is no genuine issue with regard to any material fact and if the party making the motion is entitled to summary disposition as a matter of law. Id.; see also Anderson v. Liberty Lobby, Inc., 477 U.S. 242, 247-49 (1986); Matsushita Elec. Indus. Co. v. Zenith Radio Corp., 475 U.S. 574, 586 (1986).

FINDINGS OF FACT

The Division is entitled to summary disposition as a matter of law as to both Respondents. In AIC's pleadings, there are two material facts in dispute that may relate to the factors used in the determination of sanctions: 1) whether AIC management acted diligently; and 2) the likelihood that AIC will complete its required filing by January 2007. Compare Division Br. at 2-4, with AIC Opp'n at 2-3. The facts needed to make these determinations are not in dispute; the inferences or conclusions that may be drawn from them are subject to argument. Accordingly, there is no genuine issue for resolution at a hearing, as all facts necessary to make these determinations have been pleaded by the parties and are not in dispute. See Anderson, 477 U.S. at 249 (fact finder's function at this point is not to weigh evidence, but to determine whether there is a genuine issue for resolution at trial). Millennium failed to file an opposition to summary disposition, so there are no material facts in dispute as to it.

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[2] I take official notice of the affidavits, declarations, and other documents listed as exhibits accompanying the Division's motion for summary disposition, Respondents' respective Answers, and AIC's opposition to summary disposition. See 17 C.F.R. § 201.323. I also take official notice of Respondents' public filings on the Commission's Electronic Data Gathering, Analysis, and Retrieval System (EDGAR). Id.

AIC

AIC (CIK No. 2880) is a Delaware corporation with an office in New York City, New York, and a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). AIC's current principal offices are located in Hong Kong and it owns a business primarily based in Stuttgart, Germany. (AIC Opp'n at 1; Weiner Aff. at ¶ 5). AIC is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended February 28, 1998. (OIP at 1; AIC Answer at ¶ 1.) AIC has not made any public filings since February 17, 1999, when it filed its February 28, 1998, Form 10-KSB nine months late. (Welch Decl. dated 11/15/06 at Ex. 4.) The company's stock does not publicly trade.

The February 28, 1998, Form 10-KSB filed by AIC reported that its principal executive offices were located in New York City, but consisted only of a small administrative office with minimal staff. In 1998, AIC's operations consisted solely of a Germany-based camera lens business named Soligor GmbH, which was controlled through a wholly owned subsidiary. That Form 10-KSB listed Stephen Lai (Lai) as chief financial officer, secretary, and vice president. AIC's chairman of the board of directors was Daniel C.K. Yu (Yu), who owned 77.6% of AIC's common stock through AIC Investment Ltd., a Hong Kong company with Yu as sole shareholder. Yu still controls approximately 75% of AIC's stock. (Welch Decl. dated 12/15/05 at ¶ 2.) The fiscal year 1998 Form 10-KSB was signed on February 10, 1999, by Yu, as chairman, Lai, as AIC's new president, and John Chau, as the new vice president, secretary, and chief financial officer.

In the late 1990s, an unnamed New York manager replaced AIC's auditors without authorization from "management in Hong Kong." (DeMouthe Aff. at ¶ 4.) AIC subsequently became delinquent in its filings after the new auditors had "difficulties performing their duties . . . ." Id. at ¶¶ 4-5. The unnamed New York manager was replaced by another unnamed New York manager who did not remedy the filing deficiencies, "despite the admonitions of management in Hong Kong." Id. at ¶ 6.

In May 2002, AIC appointed Grace DeMouthe (DeMouthe) as the new manager of its New York City office and instructed her to bring AIC current with its filing obligations to the Commission. (AIC Opp'n at 1-2; DeMouthe Aff. at ¶ 7.) AIC hired an attorney, John Shin (Shin), to prepare, review, and revise its delinquent periodic reports in January 2003, but Shin and the auditing firm he recommended made little or no progress for "quite some time." (DeMouthe Aff. at ¶¶ 7-9, Exs. A, B.) On August 5, 2004, AIC retained James P. Jalil (Jalil), then of Shustak, Jalil & Heller, to replace Shin because of his lack of progress. (AIC Answer at ¶¶ 11-13.) AIC sent a consultant from Hong Kong to New York to assist Jalil in hiring new accountants and auditors. (AIC Opp'n at 2.) In July 2005, AIC entered into discussions to hire Acquavella, Chiarelli, Shuster, Berkower & Co., LLP (Acquavella), as its accountant and Holtz Rubenstein Reminick LLP (Holtz) as its auditor. (Chiarelli Aff. at ¶¶ 2-3; DeMouthe Aff. at ¶ 12; Weiner Aff. at ¶¶ 2-3.) Soon after, AIC signed formal engagement letters with Acquavella and Holtz, both of which were signed by Lai as president of AIC. (Chiarelli Aff. at Ex. A; Weiner Aff. at Ex. A.)

The Acquavella engagement letter indicated that it would draft AIC's: (1) consolidated annual financial statements for the 1999 through 2005 fiscal years; and (2) consolidated interim quarterly financial statements for the 1999 through 2005 fiscal years. (Chiarelli Aff. at Ex. A.) The firm was subsequently engaged for fiscal year 2006. Id. at ¶¶ 14-16. The Holtz engagement letter indicated that it would: (1) audit AIC's consolidated annual financial statements for the fiscal years 1999 through 2005; and (2) review AIC's interim consolidated quarterly financial statements for the fiscal years 1999 through 2006. (Weiner Aff. at Ex. A.) AIC subsequently engaged Holtz to audit the fiscal year 2006 financial statements. Id. at ¶¶ 11-14.

AIC initially "set a target date in late February 2006 for its team of professionals to complete all of AIC's delinquent filings." (AIC Answer at ¶ 16.) Holtz auditors traveled to Germany to review AIC's accounting records, meet with company personnel, and meet with AIC's German accountants in November 2005 and then again in December 2005. (AIC Opp'n at 2; Weiner Aff. at ¶¶ 5-7.) At some point a delay occurred, as the "older data from the company was more difficult to gather and reconstruct than had been anticipated . . . ." (AIC Answer at ¶¶ 17-18; Weiner Aff. at ¶¶ 7, 10.) AIC did not meet its February 2006 deadline, as no periodic reports were filed. In May 2006, Acquavella prepared preliminary financial reports, but Holtz requested that they be prepared using a different method. (AIC Answer at ¶ 19; Chiarelli Aff. at ¶ 10.) By August 3, 2006, Holtz and Acquavella agreed to use the original method, based on deriving financial statements from trial balances, but Acquavella "accidentally [overwrote] the original work files . . . ." (AIC Answer at ¶ 19.) Because of the lost files, Acquavella took a significant amount of time to recreate the files that had been lost. Immigration issues for the primary Acquavella accountant working on AIC's financial statements caused an additional delay of six weeks. (Chiarelli Aff. at ¶¶ 6, 12-13.)

Acquavella provided draft consolidated annual financial statements for fiscal years 2002 through 2006 to Holtz for audit on December 6, 2006. Id. at ¶ 15. Acquavella currently estimates that it will forward the draft consolidated interim quarterly financial statements for fiscal years 2002 through 2006 to Holtz for review by January 15, 2007. Id. at ¶ 16. Holtz auditors were scheduled to travel to Germany in December 2006 to commence fieldwork for the fiscal year 2006 audit. (Weiner Aff. at ¶ 14.)

AIC has put a "great deal of time, effort, and money" in trying to meet its reporting obligations, spending approximately $90,000 to date and potentially up to $260,000. (AIC Opp'n at 3; DeMouthe Aff. at ¶¶ 17-18.) AIC believes it has acted diligently and in good faith, noting that the project began long before this proceeding was instituted. (AIC Answer at ¶¶ 23-24.) AIC currently estimates that all of its delinquent filings "will be completed in January 2007." (AIC Opp'n at 3.)

Millennium

Millennium (CIK No. 904075) is a New Jersey corporation located in Augusta, New Jersey, and has been in continuous operation since the date of its incorporation in August 1991. The corporation operates a regional sports entertainment and recreational center in Sussex, New Jersey, known as Skylands Park Sports Recreation Center (Skylands Park). (Millennium Answer at ¶¶ 5-6.) Millennium has a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g) and is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1999. (OIP at 1; Millennium Answer at ¶¶ 1, 12.) That Form 10-QSB reported Millennium had no assurances it could obtain additional liquid resources needed to sustain operations. (OIP at 1; Millennium Answer at ¶ 1.) Previously, the company filed a Chapter 11 bankruptcy petition on June 1, 1994, and the United States Bankruptcy Court approved and confirmed Millennium's proposed plan of reorganization on April 13, 1995. Id. at ¶¶ 10-11.

In or about 1999, Robert A. Hartung (Hartung) obtained a controlling interest in Millennium and became the chairman of the board of directors, the chief operating officer, and its president. (Millennium Answer at ¶ 14.) Without the benefit of securities counsel, the management of Millennium erroneously determined that it was not required to file quarterly or annual reports with the Commission after September 30, 1999. Id. at ¶¶ 13-14. Approximately five years ago, Hartung was diagnosed with ALS, known as Lou Gehrig's disease, so Millennium's director of operations, Irv Halpern, now manages the company. Id. at ¶ 15.

After Millennium received the OIP, it engaged the services of counsel and an auditor, Cowan, Gunteski & Co., P.A. (Cowan), to achieve full compliance with all filing requirements by December 31, 2006. Id. at ¶¶ 16-19. In a letter received December 4, 2006, counsel informed this Office that it "has been directed to take no further action on behalf of Millennium with respect to the subject proceeding." (Letter from Bennett to Commission of 12/4/06, at 1.)

CONCLUSIONS OF LAW

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file periodic reports with the Commission. Exchange Act Rule 13a-1 requires issuers to file an annual report, Forms 10-K or 10-KSB, within ninety days of the end of its fiscal year. See 17 C.F.R. §§ 249.310, .310b. Exchange Act Rule 13a-13 requires issuers to file quarterly reports, Forms 10-Q or 10-QSB, within forty-five days of the end of each quarter preceding the annual report. See 17 C.F.R. §§ 249.308a, .308b. No showing of scienter is necessary to establish a violation of Section 13(a) or the rules thereunder. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978).

Periodic reports help ensure that the investing public receives current and accurate information concerning the operation and financial condition of an issuer. SEC v. Kalvex, Inc., 425 F. Supp. 310, 315-16 (S.D.N.Y. 1975). As stated in SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history):

> The reporting requirements of the [Exchange Act are] the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

It is uncontested that AIC has failed to file annual or quarterly reports for any period after February 28, 1998. AIC is delinquent in filing its required annual reports for its fiscal years ended February 28 (or 29), 1999, 2000, 2001, 2002, 2003, 2004, 2005, and 2006. AIC is also delinquent in filing its required quarterly reports for quarters ended: May 31, 1998, 1999, 2000, 2001, 2002, 2003, 2004, 2005, and 2006; August 31, 1998, 1999, 2000, 2001, 2002, 2003, 2004, and 2005; and November 30, 1998, 1999, 2000, 2001, 2002, 2003, 2004, and 2005. In all, AIC is delinquent in filing thirty-three annual or quarterly reports for a period extending over eight years. AIC is also delinquent in filing its August 31, 2006, quarterly report, but it was due after the OIP was issued. The non-filing of the August 31, 2006, quarterly report will be considered only in determining whether sanctions are necessary.

It is uncontested that Millennium has failed to file annual or quarterly reports for any period after September 30, 1999. Millennium is delinquent in filing its required annual reports for its fiscal years ended December 31, 1999, 2000, 2001, 2002, 2003, 2004, and 2005. Millennium is also delinquent in filing its required quarterly reports for quarters ended: March 31, 2000, 2001, 2002, 2003, 2004, 2005, and 2006; June 30, 2000, 2001, 2002, 2003, 2004, 2005, and 2006; and September 30, 2000, 2001, 2002, 2003, 2004, and 2005. In all, Millennium is delinquent in filing twenty-seven annual or quarterly reports for a period extending almost seven years. Millennium is also delinquent in filing its September 30, 2006, quarterly report, due after the OIP was issued. The non-filing of the September 30, 2006, quarterly report will be considered in determining whether sanctions are necessary.

Accordingly, I conclude that AIC and Millennium have violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13.

SANCTIONS

Because I have concluded AIC and Millennium violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13, I must now determine the appropriate sanction for each issuer. Section 12(j) of the Exchange Act authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration of a security for a period not to exceed twelve months if the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder. The Division seeks the revocation of Respondents' registered securities. AIC requests that the Commission refrain from revoking its registration and allow it additional time to "rectify this situation." (AIC Opp'n at 6.) The OIP and Rule 360(a)(2) of the Commission's Rules of Practice require the issuance of an Initial Decision within 120 days of service for this proceeding. 17 C.F.R. § 201.360(a)(2); OIP at 3. Since both AIC and Millennium would require an extension of time beyond, or near, the due date of the Initial Decision, any request for an extension of time is denied.

Although Millennium did not file an opposition, in its Answer it sought a dismissal of this proceeding if it completed its filing obligations by December 31, 2006. (Millennium Answer at 3.)

The Commission, in determining the appropriate sanction, "will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against future violations." Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 439 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979), aff'd on other grounds, 450 U.S. 91 (1981)). No one factor controls. See SEC v. Fehn, 97 F.3d 1276, 1295-96 (9th Cir. 1996).

AIC

AIC's violations of its reporting obligations are serious, egregious, and recurrent. AIC did not file periodic reports for more than eight reporting years. In fact, it has not filed a single public document with the Commission since it filed a Form 10-KSB for the year ended February 28, 1998, on February 17, 1999, nine months after it was due. Consequently, investors in AIC are forced to rely on periodic reports that are more than eight years out of date for information with which to evaluate their investments. Without any recent, accurate information concerning earnings, assets, liabilities, operations, ownership, management, or the risks that the business may encounter, it is virtually impossible for reasonable public investors to make an informed decision as to whether to buy or sell these securities.

AIC's conduct evidences a high degree of culpability. Prior to AIC's reporting violations, its management team included Lai, who signed earlier periodic reports as an officer. Yu, who still controls the majority of shares of AIC, signed earlier periodic reports as director and chairman. Accordingly, both Lai and Yu had knowledge of AIC's reporting obligations, yet allowed eight consecutive years of non-compliance with those obligations. From 1998 until May 2002, when AIC hired DeMouthe to bring the company back into compliance, the only action that AIC undertook was to admonish its New York manager. When the "management in Hong Kong" finally hired DeMouthe, she did not hire securities counsel, accountants, or auditors for more than six months. After DeMouthe hired Shin in January 2003, it took her nineteen months to discover his lack of progress and replace him with new counsel. AIC did not hold discussions until July 2005 to hire Acquavella and Holtz, almost a year after Jalil was retained as counsel. During the time period that the current compliance team of DeMouthe, Acquavella, Holtz, and Jalil have been in place, AIC has not filed a current periodic report on time, nor has it filed any of the numerous delinquent periodic reports. AIC contends it has been diligent in its efforts to become current with its filing obligations, spending two-and-a-half years and $90,000 in fees. The facts pleaded prove otherwise.

AIC claims that it has accepted responsibility for its failure to meet its reporting obligations and that the two-and-a-half year effort to bring itself back into compliance is evidence of this. It, however, seeks to blame two unnamed New York managers for its current predicament, along with former outside advisors and a variety of mishaps in the past two-and-a-half years. The lack of adequate oversight by its corporate officers, presumably the "management from Hong Kong," and/or DeMouthe's lack of diligence and oversight of the reporting process appear to be the primary reasons for its non-compliance, which AIC fails to recognize. Compare AIC Opp'n at 3-6.

7

AIC's efforts to remedy its past violations and ensure future compliance are insufficient. AIC represents that all of its delinquent filings will be completed by January 2007 and "foresees no difficulties staying current on its filings going forward." (AIC Opp'n at 3.) The accuracy of an issuer's forecast that it will complete all delinquent filings at some point in the future is not the relevant issue, but rather what steps it has already performed to remedy its past violations or ensure future compliance. Compare e-Smart Techs., Inc., 83 SEC Docket 3586, 3592 (Oct. 12, 2004) (filing history subsequent to an initial decision may be a factor in the determination of sanctions on remand).

Holtz failed to specify whether the audits for fiscal years 1999 through 2005 were complete or their completion imminent, nor did it mention when any of the quarterly reviews will take place. Acquavella failed to mention the status of the fiscal year 1999 through 2002 annual or quarterly financial statements or whether they have been prepared. Holtz is scheduled to perform fieldwork for the fiscal year 2006 audit in December 2006, but it failed to mention when the audit will be completed or how much progress has occurred. In addition to financial statements, periodic reports contain non-financial information and disclosures required by Regulation S-K. AIC does not assert that the non-financial portions of the periodic reports were drafted and given to Holtz as part of its audit or review. AIC did not present an affidavit from any officer or director who was required to sign any such report, or persons who would have drafted them, as to whether the non-financial portions of the periodic reports were completed for any year, pending audit or review from Holtz.

Even if AIC is able to file all of its delinquent reports in the near future, it failed to provide evidence of adequate efforts to ensure future compliance. In the current fiscal year, two quarters have already passed without any filings by AIC. Neither Acquavella nor Holtz mentions any progress on these quarterly financial statements. In fact, the engagement letters submitted by AIC do not cover fiscal year 2007 and it is unclear whether any engagements by their accountants or auditors have been formalized beyond fiscal year 2006.

AIC has not offered credible assurances that further reporting violations will not occur. The efforts of its compliance team appear related solely to preparing delinquent periodic reports with outdated information, not preparing current information in timely filed quarterly and annual reports. E-Smart attempted to provide its investors with current information by timely filing its two most recent quarterly reports, thus establishing that it actually could stay current, but AIC has failed to file any recent quarterly reports. See e-Smart, 83 SEC Docket at 3589, 3592. In addition to filing periodic reports, issuers are obligated under Exchange Act Rule 12b-25 to file notices of untimely filing. AIC has not filed a Form 12b-25 in the past eight years, although it was obligated to do so. AIC was also obligated to file a Form 8-K upon the occurrence of a significant event, such as hiring a new audit firm. AIC has not filed a Form 8-K, despite having its new compliance team in place since July 2005. Thus, AIC's compliance team appears incapable of preventing further violations of its reporting obligations.

AIC also argues that the more severe sanction of revocation is not appropriate, unless the Commission first demonstrates why a lesser sanction, such as a suspension, will not suffice. See Steadman, 603 F.3d at 1139; but see Rizek v. SEC, 215 F.3d 157, 161 (1st Cir. 2000) (holding that the Commission is not required to explain why a lesser sanction is not appropriate before imposing a permanent bar). A suspension of registration is limited to a maximum duration of twelve months and then it expires automatically. See Section 12(j) of the Exchange Act. Accordingly, a suspension may be an appropriate sanction if there is persuasive evidence that AIC will remedy its violations in the near future, or if AIC's violations are relatively minor. See Gateway, 88 SEC Docket at 441 n.34; WSF Corp., 77 SEC Docket 1831, 1837 (May 8, 2002), final, 77 SEC Docket 2336 (May 24, 2002). As discussed above, there are substantial doubts that AIC can remedy its past violations or ensure future compliance of its reporting obligations. Further, AIC's violations are particularly egregious and involve eight years of delinquent and still outstanding periodic reports, as compared to isolated incidents of late-filed reports. As such, I conclude that a suspension of registration would not adequately protect the interests of investors, both current and future. Accordingly, I conclude revocation of the registration of AIC's registered securities is an appropriate remedy necessary for the protection of investors.

Millennium

Millennium's violations are serious, egregious, and recurrent. Millennium has not filed any periodic reports since it timely filed its third quarter Form 10-QSB on November 12, 1999. It failed to file seven consecutive annual reports and almost seven years of interim quarterly reports. For almost seven years, investors of Millennium have been deprived of current, accurate information. Thus, current and future public investors have no information with which to determine whether they should buy or sell these securities.

Millennium's conduct evidences a high degree of culpability. Millennium argues that its management erroneously determined that it was not required to file periodic reports after September 30, 1999. As a public issuer of securities, it is unreasonable for Millennium to unilaterally cease filing periodic reports without advice of securities counsel. Accordingly, any misinterpretation of the securities laws is not a valid mitigating factor. Millennium's Answer stated that its former president, Hartung, was diagnosed with ALS approximately five years ago. Millennium, however, fails to provide the time period during which the illness would have affected its reporting obligations or when Hartung ceased oversight of the company's reporting obligations. Given the lengthy time of non-compliance involved, any such illness would be, at most, a minor mitigating factor.

Millennium's efforts to remedy its past violations and ensure future compliance are insufficient. Its securities counsel informed this Office that he was no longer taking any action with respect to this proceeding. (Letter from Bennett to Commission of 12/4/06, at 1.) It is unclear whether the letter was referring solely to this administrative proceeding or whether counsel was no longer involved in the preparation of delinquent periodic reports. In either case, Millennium's Answer stated it engaged the services of counsel and an auditor, and it contends it will be in full compliance with its reporting obligations by December 31, 2006. Other than its hiring of counsel and auditors, Millennium provided no details of why its forecast of complete compliance by December 31, 2006, would be accurate or likely. Millennium failed to file its most recent quarterly report, its September 30, 2006, Form 10-Q or Form 10-QSB, or any periodic report in the current fiscal year. Thus, Millennium's efforts to remedy its past violations and ensure future compliance are lacking.

Similarly, Millennium has not offered credible assurances against further violations. In addition to not filing its most recent periodic reports, Millennium's new management has also failed to file any notices of late filing since March 28, 2001, despite an obligation to do so. See 17 C.F.R. § 240.12b-25. Millennium has also failed to file a Form 8-K, Current Report, since February 2, 2001, despite an obligation to provide investors with timely disclosure of significant events. These facts, along with the lack of evidence that its counsel and auditors have been engaged beyond fiscal year 2006, persuade me that Millennium's assurances against further violations lack credibility.

Because of Millennium's failure to provide sufficient evidence that it can remedy its past violations or ensure compliance in the near future, a suspension is not an appropriate remedy. See Gateway, 88 SEC Docket at 441 n.34. Millennium's violations are particularly egregious and involve almost seven years of delinquent and still outstanding periodic reports. Accordingly, I conclude that revocation of the registration of Millennium's registered securities is appropriate and necessary for the protection of investors.

ORDER

Based on the findings and conclusions set forth above:

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of AIC International, Inc., and Millennium Sports Management, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. 201.201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to any party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Lillian A. McEwen
Administrative Law Judge